                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 10)

                       UNITED INVESTORS GROWTH PROPERTIES
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                            TELEPHONE: (303) 757-8081

                                 with a copy to:
                                GREGORY M. CHAIT
                                  ROBERT BARKER
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                   191 PEACHTREE STREET, N.E., SIXTEENTH FLOOR
                            TELEPHONE: (404) 572-6600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 MARCH 29, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

------------------------                                       -----------------
CUSIP NO. NOT APPLICABLE               13D                     PAGE 2 OF 7 PAGES
------------------------                                       -----------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS:  AIMCO PROPERTIES, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
           NUMBER OF               7     SOLE VOTING POWER
            SHARES
         BENEFICIALLY
           OWNED BY               ----------------------------------------------
        EACH REPORTING              8    SHARED VOTING POWER
         PERSON WITH
                                         14,162 UNITS
                                  ----------------------------------------------
                                    9    SOLE DISPOSITIVE POWER

                                  ----------------------------------------------
                                    10   SHARED DISPOSITIVE POWER

                                         14,162 UNITS
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,162 UNITS
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]
                                                                             [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          35.69%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------

------------------------                                       -----------------
CUSIP NO. NOT APPLICABLE               13D                     PAGE 3 OF 7 PAGES
------------------------                                       -----------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON: AIMCO-GP, INC.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          NOT APPLICABLE
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF               7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY             ------------------------------------------------
         OWNED BY                8     SHARED VOTING POWER
       EACH REPORTING                  14,162 UNITS
        PERSON WITH             ------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       14,162 UNITS
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,162 UNITS
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          35.69%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

------------------------                                       -----------------
CUSIP NO. NOT APPLICABLE               13D                     PAGE 4 OF 7 PAGES
------------------------                                       -----------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS
          NOT APPLICABLE
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          MARYLAND
--------------------------------------------------------------------------------
         NUMBER OF               7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY             ------------------------------------------------
         OWNED BY                8     SHARED VOTING POWER
       EACH REPORTING                  14,162 UNITS
        PERSON WITH             ------------------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       14,162 UNITS
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,162 UNITS
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          35.69%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

------------------------                                       -----------------
CUSIP NO. NOT APPLICABLE               13D                     PAGE 5 OF 7 PAGES
------------------------                                       -----------------

Item 1. Security and Issuer

         The name of the issuer is United Investors Growth Properties, a Missouri limited partnership (the "Partnership"), and the address of its principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. The general partner of the Partnership is United Investors Real Estate, Inc., which is a wholly owned subsidiary of the American Investment and Management Company ("AIMCO"). A wholly owned subsidiary of AIMCO also serves as a manager of the residential property owned by the Partnership. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership.

         This Amendment No. 10 (this "Amendment") amends Items 1, 2, 3, and 5 of the Statement on Schedule 13D filed jointly by AIMCO Properties, L.P., AIMCO-GP, Inc., and AIMCO on May 19, 1999, as amended by Amendments 1 through 9.

Item 2. Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

                  (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at 2000 South Colorado Blvd, Suite 2-1000, Denver, CO 80222. Its principal business concerns owning and operating multifamily residential properties.

                  (2) AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), with principal office at 2000 South Colorado Blvd, Suite 2-1000, Denver, CO 80222. Its principal business is to act as the sole general partner of AIMCO Properties.

                  (3) AIMCO, a Maryland corporation, with principal office at 2000 South Colorado Blvd. Suite 2-1000, Denver, CO 80222. Its principal business involves owning and managing multifamily residential properties.

         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

------------------------                                       -----------------
CUSIP NO. NOT APPLICABLE               13D                     PAGE 6 OF 7 PAGES
------------------------                                       -----------------

Item 3. Source and Amount of Funds or Other Consideration.

         This Amendment is being filed after the conclusion of the tender offer by AIMCO Properties to purchase outstanding units of limited partnership interest of the Partnership at a price of $4 per unit, subject to the conditions set forth in the Offer to Purchase dated February 25, 2002, as amended.

         At midnight, New York time, on March 29, 2002, the offer expired pursuant to its terms. A total of 594 units, representing approximately 1.50% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties has accepted for payment all of the units at a price of $4 per unit. The units were purchased with cash on hand.

Item 5. Interest in Securities of the Issuer

         (a) - (b) The information in lines 7 through 11 of each Reporting Person's cover page is incorporated herein by reference. The number of units directly owned by each Reporting Person is as follows:

Entity or Person          Number of Directly Owned Units      Percentage of Class Represented
----------------          ------------------------------      -------------------------------
AIMCO Properties, L.P.                14,162                             35.69%
AIMCO-GP, Inc.                          -0-                                 -0-
AIMCO                                   -0-                                 -0-

         (c)      Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Units beneficially owned by the reporting persons.

         (e)      Not applicable.

------------------------                                       -----------------
CUSIP NO. NOT APPLICABLE               13D                     PAGE 7 OF 7 PAGES
------------------------                                       -----------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2002

                                         AIMCO PROPERTIES, L.P.

                                         By: AIMCO-GP, INC. (General Partner)


                                         By: /s/ Patrick J. Foye
                                             -----------------------------------
                                         Executive Vice President


                                         AIMCO-GP, INC.


                                         By: /s/ Patrick J. Foye
                                             -----------------------------------
                                         Executive Vice President


                                         APARTMENT INVESTMENT AND MANAGEMENT
                                         COMPANY


                                         By: /s/ Patrick J. Foye
                                             -----------------------------------
                                         Executive Vice President